March 28, 2012

BY EDGAR

Anne Nguyen Parker, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4628

Re:	Response to your letter to New Source Energy Corporation dated

January 30, 2012 regarding:

New Source Energy Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed January 17, 2012

File No. 333-176548

Dear Ms. Parker:

Concurrently with the delivery of this letter, New Source Energy Corporation (the “Company”, “we” or “us”) is filing (via EDGAR) Amendment No. 3 to its Registration Statement on Form S-1. This amendment reflects changes made to our registration statement in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated January 30, 2012, which comments and the Company’s responses thereto are further discussed below. In addition, the amended registration statement includes updated information with respect to the Company’s financial condition, results of operations and estimates of proved reserves as of and for the year ended December 31, 2011, as applicable. We have also added disclosure relating to an area of undeveloped acreage near our existing Golden Lane Assets in which the Company agreed to participate effective December 1, 2011, which we have described in the amended registration statement as the “Golden Lane Extension.”

Courtesy copies of this letter and the amended registration statement (specifically marked to show the changes thereto) are being submitted to the Staff. We have repeated each of the Staff’s comments in italics below in the order in which they were raised in the comment letter (with page references unchanged) and have included the Company’s response to each such comment immediately below the comment (with page references to the amended registration statement). All terms used but not defined herein have the meanings assigned to such terms in the amended registration statement.

Comment Letter dated January 30, 2012

General

1.	Please revise your filing to provide pro forma statements of operations for the year ended December 31, 2010 and interim period ended September 30, 2011 prepared according to the requirements of Article 11 of Regulation S-X. Your pro forma financial statements should give effect to all events that are directly attributable to the “Scintilla Assets” acquisition. If you believe that pro forma financial statements are not required, please tell us why.

PO Box 1218 Oklahoma City, OK 73101

tel 405.272.3028 fax 405.272.3034 newsource.com

New Source Energy Corporation

Ms. Anne Nguyen Parker	March 28, 2012
Securities and Exchange Commission	Page 2

Response: To confirm our discussion with the Staff subsequent to our receipt of the January 30, 2012 comment letter, we do not believe pro forma statements of operations giving effect to events directly attributable to the acquisition of the Scintilla Assets are required. Our historical financial statements for the periods presented in our amended registration statement include the results of operations for the Scintilla Assets for periods prior to our acquisition of the Scintilla Assets on August 12, 2011. As a result, we do not believe Rule 11-01(a)(2) of Regulation S-X requires pro forma statements of operations or that they would be materially helpful to the reader. Furthermore, the only change from the historical statement of operations that would be presented on a pro forma basis is the effect of income taxes, since the Scintilla Assets were previously held by a non-taxable entity. We have included information regarding income tax expenses on a pro forma basis assuming the Scintilla Assets had been operated through a taxable corporation in the notes to our historical financial statements. See “Pro Forma Change in Tax Status (unaudited)” on page F-12 of our amended registration statement filed concurrently with this letter.

Additionally, although not within the scope of the Staff’s written comment above, during our discussion with the Staff, the Staff inquired about a pro forma presentation relating to the effects of our initial public offering and the related use of proceeds to repay the indebtedness outstanding under our credit facility. We believe the pro forma effect of these matters is sufficiently described in the capitalization table on page 44 of our amended registration statement filed concurrently with this letter.

We also believe that our presentations of the pro forma effects of our change in tax status and the offering are in accordance with Rule 11-02(b)(1) of Regulation S-X, which provides that multi-column pro forma financial statements are not required to address matters such as these, “where a limited number of pro forma adjustments are required and those adjustments are easily understood.”

Results of Operations, page 54

2.	Please revise your disclosure to explain why your production taxes decreased 2% during the interim period ended September 30, 2011 compared to the same interim period in 2010 when your total revenues increased 25% during the same period.

Response: We have updated our disclosure on page 53 of our amended registration statement filed concurrently with this letter in a manner responsive to this request.

3.	Please expand your disclosure to explain why your depreciation, depletion, and amortization expenses increased 4% during the interim period ended September 30, 2011 compared to the same interim period in 2010 when your total crude oil equivalent sales volume increased 10% over the same period.

New Source Energy Corporation

Ms. Anne Nguyen Parker	March 28, 2012
Securities and Exchange Commission	Page 3

Response: We have updated our disclosure on page 54 of our amended registration statement filed concurrently with this letter in a manner responsive to this request.

Please feel free to contact me at (405) 272-3028 if you have any questions or need additional information.

Sincerely,

/s/ Kristian B. Kos

Kristian B. Kos
Chief Executive Officer
New Source Energy Corporation